CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 401
Los Angeles, CA 90017

July 27, 2009

VIA EDGAR

David L. Orlic, Esq.
Peggy Kim, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Amendment No. 2 to Schedule TO filed July 24, 2009
File No. 5-84253

Dear Mr. Orlic and Ms. Kim:

This letter is in response to your letter dated July 27, 2009.  For your ease of reference, we have repeated your comments in this response.

Offer to Exchange

1.           We note your response to comment one in our letter dated July 21, 2009.  Please advise us as to how each of the down-round and cashless exercise warrants are treated differently for other purposes, including any different tax or accounting treatment.

Warrants that have a down-round provision receive different accounting treatment than warrants that have no down-round provision.  Under guidance recently adopted by the Emerging Issues Task Force of the Financial Accounting Standards Board (EITF 07-5), warrants that include a “down round” provision may no longer be recorded in stockholders’ equity, but rather must be accounted for as a derivative liability under FASB Statement 133.  As of March 31, 2009, we recorded on our balance sheet $7,139,757 in derivative liabilities due to the existence of down-round provisions in certain of our warrants, and as of June 30, 2009, we expect to record approximately $17 million in such derivative liabilities, based on a Black-Scholes calculation of the fair market value of these warrants at the end of each quarter.  We believe this different accounting treatment of warrants that have a down-round provision and the distinct anti-dilution right conferred upon holders of such warrants justify constituting these warrants as a separate class.

David L. Orlic, Esq.
Peggy Kim, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 27, 2009

Warrants that have a cashless exercise provision and no down-round provision can also cause a distinct negative impact on our financial statements, even though these are accounted for as equity.  When a warrant is exercised on a cashless basis, the company is deprived of the amount of cash assets that the company would otherwise receive upon a warrant exercise, and at the same time stockholders equity is reduced as a result of the dilution caused by issuing additional shares without receiving additional paid in capital.  If the warrants could be exercised only for cash, the exercise would increase our stockholders equity and current assets.  We believe the distinct negative accounting impact from the cashless exercise of warrants and the distinct right of a warrant holder to acquire additional shares without paying cash justify constituting the cashless warrants as a separate class.

For the reasons above, we also believe that warrants that have both the down-round provision and cashless exercise provision constitute a separate class inasmuch as the negative accounting impact resulting from a warrant that has both is significantly greater than the impact that either provision would have absent the other, and the rights of warrant holders who have both of these provisions are significantly greater than the rights of those who have only one of them.

2.           We note your response to comment three in our letter dated July 21, 2009; however, we reissue our previous comment.  Because you have incorporated by reference financial information from your Form 10-K and 10-Q, please amend and disseminate the summary financial information described in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO.  Refer also to Question 7 in Section H of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001).

We intend to amend and disseminate our Schedule TO to include the summary financial information, as you instructed, and extend the offer an additional 20 days.  In a subsequent correspondence, we will provide you with a marked copy of our amended offering document at the time we file it.

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David L. Orlic, Esq.
Peggy Kim, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 27, 2009

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer